Letter Of Intent

Between

Authentic Holdings, Inc.,

and

Goliath Motion Picture Promotions, Inc.

Goliath Motion Picture Promotions, Inc.
Attn: Ms. Maureen Cooper - Turner
10949 Fruitland Drive, #12
Studio City, CA 91604

Dear Maureen Cooper,

This letter confirms your and our mutual intent with respect to the potential transactions described herein between Authentic Holdings, Inc., and Goliath Motion Picture Promotions, Inc., including its shareholders.

We appreciate the time and energy your team has put into discussing this opportunity with us and thank you for all the information that you have provided us with thus far. This document, in and of itself, does not represent an enforceable legal contract. As we continue to spend time evaluating Goliath, we believe that transacting with Authentic Holdings, Inc., can provide unique value and capabilities to help accelerate growth for both your company and ours.

Based upon our preliminary review of the information provided to us by Goliath we are pleased to present to you this non-binding letter of intent for a transaction between Authentic and Goliath to benefit both of our companies, monetarily or through the growth that would be provided through efficiencies and capital we would provide. We believe that for this transaction to be successful, all parties must have their interests aligned. With that in mind we have outlined a compensation structure in this letter of intent, as follows.

WHEREAS, Authentic Holdings, Inc. (hereinafter: "Authentic") is interested in acquiring all the outstanding stock of Goliath Motion Picture Promotions, Inc., (hereinafter: "Goliath") and will be performing certain due diligence with respect to CEO's corporation; and

WHEREAS Authentic and Goliath intend to negotiate the substantive terms of such acquisition, including a cash buyout, and/or a combination of cash and/or preferred equity.

NOW, THEREFORE, the parties enter into this Letter of Intent as follows:

1. **Terms**

The principal terms of the proposed transaction are as follows:

a. Timeline

Given the importance of timing for Goliath in respect to the transaction, we have outlined the following timeline as follows:

On May 25th we will begin both the legal and financial due diligence and valuation work to confirm whether Goliath will be a good fit for the transaction. Once completed, which should be no more than ten days from the signing herein, we would look to close this transaction on or about June 30th, 2023.

b. Due Diligence Process

This transaction is of the highest priority for Authentic and we are prepared to proceed as quickly as possible. Hence, it is important that Goliath takes that same commitment to us before we expend additional time and resources pursuing this opportunity.

We have developed an investment schedule and an understanding of the business through our initial due diligence, including but not limited to, several conversations with management as well as a preliminary data review. We expect our remaining due diligence to include, but not necessarily limited to, commercial, accounting, and financial due diligence, as well as the customary legal, tax, and regulatory work.

Authentic expects Goliath's full cooperation; we believe such cooperation allows us to expeditiously complete our due diligence and move on to drafting a definitive agreement for our transaction as discussed in the schedule detailed above.

c. Due Diligence Review

Promptly following the execution of this Letter of Intent, you will allow us to complete our examination of your financial, accounting, and business records and all contracts and other legal documents, and to generally complete due diligence. Any information obtained by us as a result thereof will be maintained by us in confidence subject to the terms of the Non-

Disclosure Agreement (the "NDA") executed by the parties and dated as of May 25th, 2023. The parties will cooperate to complete due diligence as expeditiously as possible.

d. Real and Effective Acquisition

Subject to successful completion of all due diligence, and the successful negotiation of a purchase price for the Shares, Authentic as Buyer, would acquire the Shares.

e. Consideration

The aggregate purchase price for the Shares is to be negotiated between the parties in good faith, provided that the Purchase Agreement (as defined below) and employment agreements can be successfully negotiated concurrently with each other.

f. Definitive Purchase Agreement

All the terms and conditions of the proposed transactions would be stated in the Purchase Agreement and employment agreements, to be negotiated in good faith concurrently with each other, and if agreed, executed by you and us. Neither party intends to be bound by any oral or written statements or correspondence concerning the Purchase Agreement or employment agreements arising during negotiations, notwithstanding that the same may be expressed in terms signifying a partial, preliminary, or interim agreement between the parties.

g. Conduct in Ordinary Course

In addition to the conditions discussed herein and any others to be contained in a definitive written stock purchase agreement (the "Purchase Agreement"), the consummation of the acquisition would be subject to having conducted your business in the ordinary course during the period between the date hereof and the date of closing, and there having been no material adverse change in your business, financial condition, or prospects. Maureen Cooper and Goliath shall not be liable in the event of any Buyer determination that Goliath did not conduct its business in the ordinary course, or for any adverse changes Buyer may deem to have occurred.

2. Expenses & Limitation of Liability

Both [Authentic and Goliath are responsible for, and will pay the entirety of, their own company's respective expenses incurred from or associated with this Letter of Intent, the Purchase Agreement, the employment agreements, and the transactions contemplated hereby and thereby. NEITHER PARTY SHALL BE RESPONSIBLE FOR EXPENSES INCURRED BY THE OTHER PARTY. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY CAUSE WHATSOEVER ARISING UNDER THIS LETTER OF INTENT.

3. Public Announcements

Neither party will make any announcement of the proposed transaction contemplated by this Letter of Intent prior to the execution of the Purchase Agreement and employment agreements without the prior written approval of the other party, whose approval will not be unreasonably withheld or delayed. The foregoing shall not restrict in any respect your or our ability to communicate information concerning this Letter of Intent and the transactions contemplated hereby to your and our, and your and our respective affiliates, officers, directors, employees, and professional advisers, and, to the extent relevant, to third parties whose consent is required in connection with the transaction contemplated by this Letter of Intent.

4. Broker's Fees

All parties have represented to each other that no brokers or finders have been employed who would be entitled to a fee by reason of the transaction contemplated by this Letter of Intent.

5. Exclusive Negotiating Rights

In order to induce us to commit the resources, forego other potential opportunities, and incur the legal, accounting and incidental expenses necessary properly to evaluate the possibility of acquiring the outstanding capital stock and business described above, and to negotiate the terms of, and consummate, the transactions contemplated hereby, including the employment agreements, you agree that for a period of ninety (90) days after the date hereof, you, your affiliates and your and their respective officers, directors, employees and agents shall not initiate, solicit, encourage, directly or indirectly, or accept any offer or proposal, regarding your employment and/or the possible acquisition of substantially all outstanding capital stock of

Company by any person other than us, including, without limitation, by way of a purchase of majority shares, purchase of substantially all assets or merger, of all or any substantial part of your equity securities or assets, and shall not (other than in the ordinary course of business as heretofore conducted provide any confidential information regarding your assets or business to any person other than us and your and our representatives, without our prior written consent. Considering our Proposal's premium valuation, we believe that granting exclusivity at this stage will benefit Goliath, Authentic, the shareholders of both parties.

6. Confidentiality

Authentic will need reasonable access to Goliath's information and the capability to share that information with our potential equity partners and debt financing sources in a way that protects the confidentiality of your information and our discussions to complete our due diligence and secure the additional required capital. Please find attached a draft of our NDA that ensures confidentiality for both your company and ours. We place emphasis on our desire to complete the proposed transaction as quickly and effectively as possible and our readiness to mobilize resources to get things started right away. To that end, and presuming that we formally execute this letter, we would recommend scheduling an organizational meeting as soon as possible to finalize the work schedule.

7. Miscellaneous

This letter shall be governed by the substantive laws of United States within the jurisdiction of the State of New Jersey. This letter, together with the NDA, constitutes the entire understanding and agreement between the parties hereto and their affiliates with respect to its subject matter and supersedes all prior or contemporaneous agreements, representations, warranties, and understandings of such parties (whether oral or written). No promise, inducement, representation, or agreement, other than as expressly set forth herein, has been made to or by the parties hereto. This letter may be amended only by written agreement, and only if signed by the parties to be bound by the amendment. Evidence shall be inadmissible to show agreement by and between such parties to any term or condition contrary to or in addition to the terms and conditions contained in this letter. This letter shall be construed according to its fair meaning and not strictly for or against either party.

8. No Binding Obligation

THIS LETTER OF INTENT DOES NOT CONSTITUTE OR CREATE, AND SHALL NOT BE DEEMED TO CONSTITUTE OR CREATE, ANY LEGALLY BINDING OR ENFORCEABLE OBLIGATION ON THE PART OF EITHER PARTY TO THIS LETTER OF INTENT. NO SUCH OBLIGATION SHALL BE CREATED, EXCEPT BY THE EXECUTION AND DELIVERY OF THE PURCHASE AGREEMENT AND EMPLOYMENT AGREEMENTS CONTAINING SUCH TERMS AND CONDITIONS OF THE PROPOSED TRANSACTIONS AS SHALL BE AGREED UPON BY THE PARTIES, AND THEN ONLY IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF SUCH PURCHASE AGREEMENT AND EMPLOYMENT AGREEMENTS.

The NDA is hereby ratified and confirmed as a separate agreement between the parties thereto.

9. Authentic Holdings, Inc., Offer

Based on our assessment of Goliath's status in the market, its structure, future forecasts, predictions, and excellence in customer service, we would be able to offer a total purchase that could range between $4,000,000 to $10,000,000 depending on the valuation analysis of the 14,000+ validly owned titles of serial television, full-length motion pictures and documentaries.

Noted that there is substantial interest from both institutional as well as high net worth retail investors in the purchase of the Goliath library pending the completion of due diligence and the valuation analysis.

If the foregoing terms and conditions are acceptable to you, please so indicate by signing this letter where indicated below and returning it to the attention of the undersigned.

Sincerely,

Chris H Giordano

Authentic Holdings, Inc.
Chris H Giordano
President/Chairman

Maureen P. Cooper

Goliath Motion Picture Promotions, Inc
Maureen Cooper - Turner
President